UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ___to ___
Commission File Number: 0-26802
               A. Full title of plan and the address of the plan, if different from that of the issuer named below:
CheckFree Services Corporation 401(k) Plan
               B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
CheckFree Corporation
4411 East Jones Bridge Road
Norcross, Georgia 30092

CHECKFREE SERVICES CORPORATION 401(k) PLAN
Financial Statements
As of June 30, 2005 and 2004
and For The Year Ended June 30, 2005
and Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
Plan Administrator and Participants
CheckFree Services Corporation 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of CheckFree Services Corporation 401(k) Plan (the “Plan”) as of June 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended June 30, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended June 30, 2005 in conformity with generally accepted accounting principles in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of June 30, 2005 (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Atlanta, Georgia
December 22, 2005

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2005	2004
ASSETS
CASH	$129,900	$—

INVESTMENTS, at fair value:
Mutual funds	59,184,521	39,818,158
Common collective trust funds	24,506,158	28,266,563
CheckFree Corporation common stock fund	22,759,600	20,359,825
Participant loans	1,955,093	1,669,129

Total investments	108,405,372	90,113,675

RECEIVABLES:
Employer contributions	2,993,604	3,102,165
Participant contributions	534,766	460,046

Total receivables	3,528,370	3,562,211

LIABILITIES
PAYABLES:
Excess contributions payable	—	(159,386)

Total payables	—	(159,386)

NET ASSETS AVAILABLE FOR BENEFITS	$112,063,642	$93,516,500

See Notes to the Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
June 30, 2005
ADDITIONS (DEDUCTIONS):
Contributions:
Employer contributions	$2,993,016
Participant contributions	12,179,469
Rollovers	2,347,167

Total contributions	17,519,652

Investment income:
Interest and dividends	1,181,287
Net appreciation in fair value of investments	7,637,224

8,818,511
Administrative expenses	(55,400)

Net investment income	8,763,111

Distributions to participants	(7,725,575)
Administrative expenses	(10,046)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	18,547,142

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	93,516,500

End of year	$112,063,642

See Notes to the Financial Statements

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND
FOR THE YEAR ENDED JUNE 30, 2005
1.	DESCRIPTION OF PLAN

The following brief description of the CheckFree Services Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution savings plan covering all employees (excluding leased and temporary employees, interns, independent contractors and non-resident aliens) of CheckFree Services Corporation and its affiliates who have adopted the Plan as a participating employer (collectively, the “Company”). An employee may immediately enroll in the Plan upon attaining age 18 and having completed one hour of service. Employees who are employed by January 1st and are employed on the last day of the Plan year, or an employee who dies, becomes disabled, or retires during the year are eligible to receive the employer-matching contributions to the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration — The Plan is administered by the Company. AMVESCAP National Trust Company (“AMVESCAP”) was the trustee of the Plan until December 31, 2004. On January 1, 2005, SunTrust Banks, Inc. (“SunTrust”) became the trustee of the Plan. AMVESCAP Retirement, Inc. was the record keeper for the Plan until December 31, 2004. SunTrust became the record keeper for the Plan on January 1, 2005. All administrative fees paid to AMVESCAP and SunTrust in order to manage the Plan are paid by the Company. Administrative fees related to maintenance charges and investment expenses are paid by the Plan.

Contributions — Eligible employees of the Company may elect to defer 1% to 80% of their annual income for retirement, up to an annual maximum of $14,000 in the year ended June 30, 2005 for employees less than 50 years of age or $18,000 annually for employees 50 years old or older. For the year ended June 30, 2005, the Company provided a basic matching contribution equal to the greater of 50% of deferrals of the first 4% of an employee’s compensation or 100% of the employee’s deferrals, up to $1,000. The Company, at its discretion, may increase the matching contribution each year. This discretionary increase is based upon attainment of an annual operating income goal established by the Company or the compensation committee of the Company. In the year ended June 30, 2005, the Company did not make a discretionary increase to the matching contribution. All matching contributions are made in the form of shares of CheckFree Corporation common stock deposited into the Plan’s CheckFree Corporation Company Stock Fund. This is a fund consisting primarily of CheckFree Corporation stock. The annual matching contribution must remain in the stock fund for a period of one year before it can be transferred to another investment within the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participants’ account is credited with the participants’ contributions and an allocation of the Company’s contributions and Plan earnings (losses) and charged with any distributions and administrative expenses associated with distributions. Allocations are based on the participants’ account balance as defined in the Plan.

Vesting — Participants are immediately vested in their contributions plus the earnings thereon. In addition, the participants are immediately vested in all Company contributions.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND
FOR THE YEAR ENDED JUNE 30, 2005 (CONTINUED)
Participant Loans — Loans are recorded at an amount equal to their remaining principal balance. Loan terms may not exceed five years. However, if the purpose of the loan is for the purchase of a principal residence, longer repayment terms may be permitted. All loans are collateralized by the balance in the participant’s account, and bear interest at rates determined by current market rates. Participants may borrow a minimum of $500 up to a maximum of 50% of their account, not to exceed $50,000. Interest rates ranged from 5.00% to 10.50% as of June 30, 2005 and 2004. Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits — A participant’s account balance may be withdrawn upon termination of employment, as defined. A participant’s account balance may be withdrawn before retirement or termination of employment only upon attainment of age 59 1/2 or the incurrence of a proven financial hardship. A participant must commence receiving benefits by age 70 1/2. A participant may elect to receive the value of his or her account in one or more of the following methods: (a) lump-sum payment; (b) a single or joint and survivor premium annuity contract; (c) partly in cash and partly as a single premium annuity contract; or (d) periodic installments over a period not to exceed 15 years.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code (“IRC”) limits.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are valued at fair value based on quoted market prices of the underlying instruments. The CheckFree Corporation Company Stock Fund is valued at fair value based on the quoted market price of the underlying stock. Participant loans are valued at remaining principal balance which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in certain mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, such management fees and operating expenses are included in the net investment income of the statement of changes in net assets available for benefits.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND
FOR THE YEAR ENDED JUNE 30, 2005 (CONTINUED)
Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

3.	INVESTMENTS

The following table presents the fair values of investments as of June 30, 2005 and 2004. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	June 30,
	2005	2004
CheckFree Corporation Company Stock Fund, 668,233 shares and 1,145,741 units, respectively	$22,759,600	$20,359,825
SunTrust Retirement 500 Index Fund — Class C, 1,813,155 and 0 units, respectively	16,529,485	—
T. Rowe Price Growth Stock Fund, 528,070 and 0 shares, respectively	13,772,065	—
Goldman Sachs Core U.S. Equity A Fund, 315,904 and 0 shares, respectively	8,823,211	—
SunTrust Retirement Stable Asset Fund, 223,367 and 0 units, respectively	7,976,673	—
Dreyfus Premier International Value Fund, 368,924 and 0 shares, respectively	7,131,296	—
Invesco 500 Index Trust Fund, 0 and 513,623 shares, respectively	—	14,864,254
AIM Constellation Fund, 0 and 504,253 shares, respectively	—	11,053,219
AIM Premier Equity Fund, 0 and 874,706 shares, respectively	—	8,292,214
Invesco Stable Value Trust Fund, 0 and 7,105,495 shares, respectively	—	7,105,495
Invesco International Equity Trust Fund, 0 and 245,315 shares, respectively	—	5,529,397
Others	31,413,042	22,909,271

	$108,405,372	$90,113,675

During the year ended June 30, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated in value as follows:

Mutual Funds	$1,980,712
Common Collective Trust Funds	2,257,562
CheckFree Corporation Company Stock Fund	3,398,950

$7,637,224

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND
FOR THE YEAR ENDED JUNE 30, 2005 (CONTINUED)
4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of June 30, 2005 and 2004, and for the year ended June 30, 2005 is as follows:

	June 30,
	2005	2004
Net assets:
CheckFree Corporation Common Stock Fund	$22,759,600	$20,359,825

Changes in net assets:
Employer contributions	3,102,165
Net appreciation in fair value of investments	3,398,950
Transfers in from participant-directed investments	1,890,157
Participant contributions	238,100
Rollover contributions	112,936
Transfers to participant-directed investments	(4,625,316)
Benefits paid to participants	(1,682,437)
Loans issued, net of repayments	(30,924)
Administrative expenses	(3,856)

Net change	2,399,775

CheckFree Corporation Common Stock Fund — beginning of year	20,359,825

CheckFree Corporation Common Stock Fund — end of year	$22,759,600

Note: As nonparticipant information cannot be separately identified, this information includes both participant and nonparticipant information.
5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated August 29, 2005, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving this determination letter; however, the Company believes that the Plan is designed and operated in accordance with the applicable sections of the IRC and that the Plan and related Trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2005 AND 2004, AND
FOR THE YEAR ENDED JUNE 30, 2005 (CONTINUED)
6.	RELATED PARTY TRANSACTIONS

Certain Plan investments were held in shares of mutual funds and common collective trust funds managed by AMVESCAP until December 31, 2004 and SunTrust Banks, Inc. from January 1, 2005, the trustees, as defined by the Plan. Therefore, transactions within these funds qualify as party-in-interest transactions. Fees paid by the Plan for mutual fund investment management services are included as a reduction of the return earned on each fund. Administrative expenses paid on behalf of the Plan by the sponsor, CheckFree Services Corporation, were $24,355 for the year ended June 30, 2005. Fees paid to the Trustees by the Plan were $55,400 for the year ended June 30, 2005.

As of June 30, 2005 and 2004, the Plan held 668,233 shares and 1,145,741 units, respectively, of CheckFree Corporation Company Stock Fund with fair values of $22,759,600 and $20,359,825, respectively. This fund is primarily invested in stock of CheckFree Corporation, the parent of the sponsoring employer.

CHECKFREE SERVICES CORPORATION 401(k) PLAN
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4I
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
AS OF JUNE 30, 2005

(A)	(B)	(C)		(D)	(E)
		Description of Investment Including
	Identity of Issue, Borrower,	Date, Rate of Interest, Collateral,	Shares /		Current
	Lessor, or Similar Party	Par, or Maturity Value	Units	Cost (1)	Value
*	SunTrust Banks, Inc.	SunTrust Retirement 500 Index Fund — Class C	1,813,155		$16,529,485
	T. Rowe Price Group, Inc.	T. Rowe Price Growth Stock Fund	528,070		13,772,065
	Goldman Sachs	Goldman Sachs Core U.S. Equity A Fund	315,904		8,823,211
*	SunTrust Banks, Inc.	SunTrust Retirement Stable Asset Fund	223,367		7,976,673
	Dreyfus Corporation	Dreyfus Premier International Value Fund	368,924		7,131,296
	PIMCO Funds	PIMCO Total Return — Class Admin Fund	498,718		5,391,146
	T. Rowe Price Group, Inc.	T. Rowe Price Mid Cap Value Fund	217,878		4,976,336
	MFS Family of Funds	MFS Total Return — Class A Fund	290,357		4,634,097
	Dreyfus Corporation	Dreyfus Premier New Leaders Fund	71,691		3,126,463
*	SunTrust Banks, Inc.	STI Classic Small Cap Value Equity Fund	113,008		2,271,462
*	SunTrust Banks, Inc.	STI Classic Small Cap Growth Stock Fund	100,608		2,076,546
	Goldman Sachs	Goldman Sachs Large Cap Value A Fund	152,619		1,985,570
	Dreyfus Corporation	Dreyfus Premier Health Care Fund	121,247		1,766,572
	T. Rowe Price Group, Inc.	T. Rowe Price Financial Services Fund	72,778		1,633,875
	Dreyfus Corporation	Dreyfus Premier Technology Growth Fund	64,047		1,381,483
*	SunTrust Banks, Inc.	STI Classic Life Vision Aggressive Growth Fund	11,385		126,375
*	SunTrust Banks, Inc.	STI Classic Life Vision Moderate Growth Fund	5,372		56,779
*	SunTrust Banks, Inc.	STI Classic Life Vision Growth & Income Fund	2,726		31,245
*	CheckFree Corporation	CheckFree Corporation Common Stock Fund	668,233	$13,535,161	22,759,600
*	Participant Loans	Various participant loans, interest rates ranging from 5.00% to 10.50%, maturing through 2020			1,955,093

					$108,405,372

*	Party-in-interest

(1)	Cost amounts not presented for participant-directed funds. The CheckFree Corporation Common Stock Fund is composed of nonparticipant and participant directed funds.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CheckFree Services Corporation, the sponsor and plan administrator of the CheckFree Services Corporation 401(k) Plan

Dated: December 22, 2005	By:	/s/ John J. Browne, Jr.

	Name:	John J. Browne, Jr.
	Title:	Vice President, Controller and Chief Accounting Officer

Dated: December 22, 2005	By:	/s/ Deborah N. Gable

	Name:	Deborah N. Gable
	Title:	Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm